SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES SECOND QUARTER 2004 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasilia, Brazil - July 23, 2004 - Tele Centro Oeste Celular Participações S.A. - TCO, (BOVESPA: TCOC3 (ON = Registered Common Shares)/TCOC4 (PN = Registered Preferred Shares); NYSE: TRO), discloses today its consolidated results for the second quarter of 2004 (2Q04). The closing rates for July 22, 2004 were: TCOC3: R$ 10.20 / 1,000 shares, TCOC4: R$ 8.90 / 1,000 shares and TRO: US$ 10.80 / ADR (1 ADR = 3,000 PN shares). TCO operates in the Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km2 with 32.4 million inhabitants, which is approximately 18% of the total Brazilian population.

Except where otherwise stated, the following financial and operating information is presented on a consolidated basis in accordance with the Brazilian Corporate Law.

HIGHLIGHTS

R$ million	2 Q 04	1 Q 04	D%	2 Q 03	D%

Net operating revenue	560.9	462.6	21.2%	488.7	14.8%
Net revenue from services	472.6	404.4	16.9%	421.2	12.2%
Net revenue from sales of goods	88.3	58.2	51.7%	67.5	30.8%
Total operating costs	(316.6)	(268.4)	18.0%	(291.1)	8.8%
EBITDA	244.3	194.2	25.8%	197.6	23.6%
EBITDA Margin (%)	43.6%	42.0%	1.6 p.p.	40.4%	3.1 p.p.
Depreciation and amortization	(49.2)	(51.8)	-5.0%	(49.3)	-0.2%
EBIT	195.1	142.4	37.0%	148.3	31.6%
Net profit	136.9	99.6	37.4%	119.9	14.2%
Profit per share (R$ per 1,000 shares)	0.35	0.26	35.7%	0.32	12.0%
Profit per ADR (R$)	1.06	0.78	35.7%	0.95	12.0%
Number of shares (billion)	386.7	381.4	1,4%	379.2	2.0%

Investments	106.2	41.8	154.1%	38.9	173.0%
Investment as net revenue %	18.9%	9.0%	9.9 p.p.	8.0%	10.9 p.p.
Operating cash flow	138.1	152.4	-9.4%	158.7	-13.0%

Customers (thousand)	4,902	4,452	10.1%	3,330	47.2%
Net additions (thousand)	449	340	32.1%	152	195.4%

TCO is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom, operating under VIVO brand, Top of Mind in the Brazilian market.

HIGHLIGHTS 2Q04

•• Customer base reached 4,902 million customers, having increased by 47.2% and 10.1%, when compared to 2Q03 and 1Q04, respectively, a level above the Brazilian average.

• Intense efforts in the commercial area, in special with the Mother's Day and Valentine's Day promotional campaigns, which resulted in net additions of 449 thousand new users in 2Q04, three times more than in 2Q03, and 32.1% above 1Q04.

• TCO's contract customers base increased by 5.9% and prepaid base increased by 62.3%, in relation to 2Q03.

• ARPU increased 6.6% compared to 1Q04, reaching R$ 33.7.

• SAC decreased by 22.4% in the last 12 months, to R$ 95.

• EBITDA growth of 23.6% year-over-year, for a margin of 43.6% (or 51.7% over net service revenues), which is 3.1 and 1.6 percentage points above the figures recorded for 2Q03 and 1Q04, respectively.

• Net profit of R$ 136.9 million in 2Q04, a 14.2% increase in relation to 2Q03.

• Pure Data revenues surged 126.5% in relation to 2Q03, representing 4.0% of net service revenues (2.0% in 2Q03).

• Productivity increased by 66.2% and 12.6% in 2Q04 in relation to 2Q03 and 1Q04, respectively.

Technological Innovations

Since the last quarter of 2003, TCO has been operating high speed Mobile Internet through its CDMA 1xRTT network which, by the end of June 2004 already covered the Federal District, Goiânia and other 53 municipalities of Goiás State, reaching 40% of the population under its coverage in area 7. The CDMA 1xRTT network started operating in last June in Amazonas state, the first state in the Northern region to be provided with such technology. As from July, the expansion of the CDMA 1xRTT network in TCO operators will happen in Mato Grosso, Pará and Maranhão states.

TCO has continued to focus data transmission services, having implemented new products such as "VIVO em Ação", an innovation that has made VIVO the first mobile telephone operator in the world to launch an alternative reality game (ARG). Such game lasted four weeks and was played by approximately 1.4 million customers throughout Brazil.

Basis for Presentation of Results

The Personal Mobile Service (SMP) implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls, in accordance with Anatel's rules. Therefore, TCO and its operators no longer earn revenues from VC2 or VC3 calls, and currently derive interconnection revenue (VUM) from the usage of their network for completing long distance calls.

The Bill & Keep system was also implemented, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which fact causes an impact over interconnection revenue and cost.

Some information disclosed on March 31, 2004 and on June 30, 2003 may have been re-classified, as applicable, for comparison purposes. Total amounts are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	4,901	4,452	10.1%	3,330	47.2%
Contract	945	954	-0.9%	892	5.9%
Prepaid	3.956	3.498	13.1%	2.438	62.3%
Market Share (*)	55.0%	55.7%	-0.7 p.p.	57.5%	-2.5 p.p.
Net additions (thousand)	449	340	32.1%	152	195.4%
Contract	(9)	4	-325.0%	32	-128.1%
Prepaid	458	336	36.3%	120	281.7%
Market Share of net additions (%)*	48.7%	59.8%	-11.1 p.p.	36.3%	12.4 p.p.
Market penetration	27.4%	24.5%	2.9 p.p.	18.5%	8.9 p.p.

SAC (R$)	95	84	13.1%	123	-22.4%

Monthly Churn (%)	2.0%	1.7%	0.3 p.p.	2.2%	-0.2 p.p.
ARPU (in R$/month)	33.7	31.6	6.6%	43.3	-22.2%
Contract	86.9	74.8	16.2%	93.2	-6.8%
Prepaid	18.3	18.0	1.7%	25.0	-26.8%
Total MOU (minutes)	91	86	5.8%	103	-11.7%
Contract	207	184	12.5%	198	4.5%
Prepaid	59	57	3.5%	66	-10.6%

Employees	1,437	1,470	-2.2%	1,623	-11.5%
Customer/employee	3,411	3,029	12.6%	2,052	66.2%
(*) source: Anatel

Consolidated TCO's Operating Highlights

•• TCO's customer base increased by 47.2% in the last 12 months and 10.1% in the quarter period. Net additions in the quarter period were 195.4% greater than those recorded in 2Q03 and 32.1% higher than those in 1Q04, which reflected strong marketing efforts during the Mother's Day and Valentine's Day promotional campaigns.

•• TCO recorded a 48.7% market share of net additions in 2Q04, as compared to 36.3% in 2Q03, reflecting the Company's market leadership, with 55.0% market share.

•• Churn recorded 2.0%, reflecting the disconnection of prepaid customers due to their failure to comply with Anatel's requirement for updating personal record information. If we excluded such effects, the churn would be 1.7%, in line with 1Q04.

•• Reported blended ARPU of R$33.7, down 22.2% YoY, was impacted by the SMP effect (R$3.4), the change in the customer mix equivalent to R$3.9 (prepaid customer base grew 62.3% accounting for 81% of the total base, compared with 73% a year earlier), the fall in incoming MOU of 23% and by the higher incidence of free traffic bonus. Normalizing for the mix and SMP (B&K, CSP), the ARPU reduction would have been of R$2.3 or 6.4% YoY. Quarter over quarter, the blended ARPU rose 6.6% primarily driven by an 11.7% increase in outgoing MOU

•• TCO's SAC decreased by 22.4% in relation to 2Q03, due to a reduction in subsidies, advertising and discounts in the handsets acquisition prices obtained from suppliers after the incorporation of the Company into VIVO's Group. In relation to 1Q04, SAC increased due to enhanced competition activity and higher subsidy costs, which were affected by foreign exchange variation in 2Q04 (5.3% increase in average dollar prices between 2Q04 and 1Q04).

•• Increasing improvement in operations, scale economies and administrative efficiency allowed productivity to continue increasing in 2Q04 by 66.2% and 12.6% in relation to 2Q03 and 1Q04, respectively.

OPERATING PERFORMANCE - TCO - AREA 7
	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	3,891	3,570	9.0%	2,688	44.8%
Contract	798	804	-0.7%	747	6.8%
Prepaid	3,093	2,766	11.8%	1,941	59.4%
Market Share (*)	65.2%	67.1%	-4.6 p.p.	69.7%	-7.2 p.p.
Net additions (thousand)	321	259	23.9%	127	152.8%
Contract	(6)	11	-154.5%	31	-119.4%
Prepaid	327	248	31.9%	96	240.6%
Market Share of net additions (%)*	51.0%	66.9%	-15.9 p.p.	44.5%	6.5 p.p.
Market penetration	37.8%	33.7%	4.1 p.p.	17.7%	20.1 p.p.
(*) source: Anatel

Operating Highlights -

Area 7

• In 2Q04, the customer base in Area 7 increased by 44.8%, when compared with 2Q03 and 9.0% in relation to 1Q04, reaching 3.9 million customers. Net additions in the quarter were 152.8% above those recorded in 2Q03.

• The contract customer base increased by 6.8% when compared to 2Q03, whilst the prepaid customer base increased by 59.4% in the same period.

• The company was responsible for a 51.0% market share of net additions in the states in which it operates, where a total of three wireless companies operate, being a market leader with 65.2% market share, the highest market share obtained by the Brazilian wireless companies.

OPERATING PERFORMANCE - NBT - AREA 8

	2 T 04	1 T 04	Δ%	2 T 03	Δ%

Total number of customers (thousand)	1,011	883	14.5%	642	57.5%
Contract	147	150	-2.0%	145	1.4%
Prepaid	864	733	17.9%	497	73.8%
Market Share (*)	34.3%	33.3%	1.0 p.p.	33.1%	1.2 p.p.
Net additions (thousand)	128	81	58.0%	25	412.0%
Contract	(3)	0	0.0%	1.0	0.0%
Prepaid	131	81,0	61.7%	24	445.8%
Market Share of net additions (%)*	43.8%	44.6%	-0.8 p.p.	17.7%	26.1 p.p.
Market penetration	17.6%	15.9%	1.7 p.p.	4.0%	13.6 p.p.
(*) source: Anatel

Operating Highlights - Area 8

• In 2Q04, the customer base in Area 8 increased by 57.5%, as compared to 2Q03 and 14.5% in relation to 1Q04, reaching 1.0 million customers by the end of the period. Net additions in the quarter were 412.0% and 58.0% above those recorded in 2Q03 and 1Q04, respectively.

 • In 2Q04, TCO's Area 8 was responsible for a steady 43.8% share in the net additions in the states where it operates, causing the market share to rise to 34.3%, corresponding to 1.0 percentage point increase, which placed NBT in a leadership position in a market where four wireless companies provide services.

NET OPERATING REVENUE
	According to Corporate Law
	2 Q 04	1 Q 04	Δ%	2 Q 03	Δ%
R$ milhões
Subscription and Usage	237.5	183.2	29.6%	220.1	7.9%
Network usage	210.3	190.5	10.4%	191.2	10.0%
Other services	24.8	30.7	-19.2%	9.9	150.5%
Sales of handsets	472.6	404.4	16.9%	421.2	12.2%
Sales of handsets	88.3	58.2	51.7%	67.5	30.8%
Total net revenue	560.9	462.6	21.2%	488.7	14.8%

Net Revenue from Services

The Company's net revenue from services in 2Q04 was R$ 472.6 million, representing a 12.2% increase in relation to 2Q03, and a 24.1% increase, excluding the SMP (B&K and CSP) effects. The revenue increase is a result of the 44% average customer base growth, which, on its turn, is offset by the increased volume of promotions (minutes bonus) and by an increase in prepaid customer as a percentage of the total base (81% in 2Q04 and 73% in 2Q03). Growth, in comparison to 1Q04, was influenced by non-recurring events in the two quarter periods. If such events were disregarded, net revenue from services would record a 9.6% increase.

Revenue from Data

Revenue from data increased by 126.5% and 9.7% in relation to 2Q03 and 1Q04, respectively, reaching 4.0% of the net revenue from services in 2Q04 (2.0% in 2Q03). Such increase was possible due to the availability of new services and existence of popular campaigns promoting access and use of these services on a nationwide basis. The average number of SMS messages sent per month in 2Q04 was approximately 37 million, almost twice the average recorded in the same period of 2003.

OPERATING COSTS
	According to Corporate Law
	2 Q 04	1 Q 04	Δ%	2 Q 03	Δ%
R$ million
Personnel	(33.0)	(33.6)	-1.8%	(26.1)	26.4%
Cost of services rendered	(47.6)	(45.5)	4.6%	(89.9)	-47.1%
Leased lines	(6.1)	(8.4)	-27.4%	(9.7)	-37.1%
Interconnection	(22.3)	(20.4)	9.3%	(49.1)	-54.6%
Rent/Insurance/Condominium fees	(4.2)	(4.3)	-2.3%	(3.4)	23.5%
Fistel and other taxes and contributions	(2.3)	(0.8)	187.5%	(15.7)	-85.4%
Cost of goods sold	(9.8)	(8.2)	19.5%	(9.3)	5.4%
Others	(2.9)	(3.4)	-14.7%	(2.7)	7.4%
Cost of goods sold	(127.1)	(91.8)	38.5%	(93.8)	35.5%
Selling expenses	(82.8)	(87.3)	-5.2%	(59.7)	38.7%
Provision for doubtful debtors	(9.4)	(16.7)	-43.7%	(14.9)	-36.9%
Third-party services	(69.2)	(66.5)	4.1%	(36.3)	90.6%
Others	(4.2)	(4.1)	2.4%	(8.5)	50.6%
General & administrative expenses	(18.0)	(15.4)	16.9%	(24.6)	-26.8%
Other operating revenue (expenses)	(8.1)	5.2	-	3.0	-
Total costs before deprec./amortiz.	(316.6)	(268.4)	18.0%	(291.1)	8.8%
Depreciation and amortization	(49.2)	(51.8)	-5.0%	(49.3)	-0.2%
Total operating costs	(365.8)	(320.2)	14.2%	(340.5)	7.4%

Personnel Cost

Personnel cost remained almost unchanged in 2Q04, as compared to 1Q04, recording a 1.8% drop. When compared to 2Q03, such cost increased by 26.4%, mainly due to enhanced commercial activity (sales) between the two periods.

Cost of Services Rendered

In 2Q04, TCO's cost of services rendered was reduced by 47.1% when compared to 2Q03, due to drops in interconnection costs and in Fistel tax, as well as in other fees. Excluding the Bill and Keep and SMP effects, which influenced interconnection expenses, the cost of services rendered in the period would have been 8.1% less than in 2Q03.

Cost of Goods Sold

In 2Q04, the Company's cost of goods sold recorded a 35.5% increase, as compared to 2Q03, due to intense commercial activities (99.9% increase in gross additions) and focus on handsets upgrade programs.

Selling Expenses

In 2Q04, selling expenses increased by 38.7% in relation to 2Q03, due to the commercial activities. In relation to 1Q04, the 5.2% reduction was caused by a decrease in bad debt provisions.

Bad Debt

In 2Q04, the provision for doubtful accounts, in the amount of R$ 9.4 million (1.5% of total gross revenue), recorded a decrease in relation to 1Q04, due to the recurring adjustments of R$ 6.1 million, relating to settlements of interconnection claims.

EBITDA

In 2Q04, TCO's EBITDA reached R$ 244.3 million, a 23.6% increase in relation to 2Q03, representing a 43.6% margin (51.7% of net revenue from services), 3.1 percentage points above the margin recorded for 2Q03 and.

Depreciation

The 5.0% reduction in depreciation, in relation to 1Q04, was caused by the effect of adjusting the useful life of the free-lease handsets and of third-party improvements.

FINANCIAL INCOME
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Financial Revenue	37.6	35.3	6.5%	113.7	-66.9%
Exchange rate variation / Monetary variation	0.1	0.0	-	55.9	-99.8%
Other financial revenues	43.1	40.2	7.2%	63.3	-31.9%
(-) Pis/Cofins taxes on financial revenues	(5.6)	(4.9)	14.3%	(5.5)	1.8%
Financial Expenses	(23.4)	(21.0)	11.4%	(74.4)	-68.5%
Exchange rate variation / Monetary variation	(19.3)	(7.1)	171.8%	2.1	n.d.
Other financial expenses	(13.3)	(10.9)	22.0%	(19.7)	-32.5%
Gains (Losses) with derivatives transactions	9.2	(3.0)	n.d.	(56.8)	n.d.
Financial Income	14.2	14.3	-0.7%	39.3	-63.9%

Financial Income

TCO's net financial income in 2Q04 remained stable in relation to 1Q04 and decreased by R$ 25.1 million when compared to the financial income recorded in 2Q03, in function of the redemption of debentures in 2003 and investment of the proceeds thereof in the financial market at lower yield rates, of the enforcement of the new rate and calculation methodology of the Cofins tax, of the drop in the CDI (Interbank Deposit Certificate) rate, with an actual rate of 4.25% as compared to 5.79% in 2Q03, and of the non-recurring result occurred in 2Q03.

Net Profit

The net profit in the quarter period was R$ 136.9 million, having increased by 14.2% and 37.4% in relation to 2Q03 and 1Q04, respectively.

LOANS AND FINANCING

	CURRENCY
Lenders (R$ million)	R$	US$	URTJLP *	UMBND **

Financial institutions	15.9	110.6	150.0	15.2
Total	15.9	110.6	150.0	15.2

Payment schedule - LT

2005	1.4	26.0	25.4	2.1
2006	2.4	31.4	37.0	4.2
as from 2006	11.6	0.0	36.0	4.6
Total	15.4	57.4	98.4	10.9

NET DEBT
	06/30/04	03/31/04

Short Term	109.6	138.8
Long Term	182.1	212.7
Total debt	291.7	351.5
Cash and cash equivalents	(1,005.6)	(914.2)
Derivatives	4.5	17.6
Net debt	(709.4)	(545.1)

(*) BNDES long term interest rate unit
(**) A UMBNDES - basket of foreign currencies unit, US dollar predominant

Indebtedness

On June 30, 2004, TCO's debt with loans and financings amounted to R$ 291.7 million (R$ 351.5 million on March 31, 2004), 37.9% of which is denominated in foreign currency. The company has entered into exchange rate hedging contracts for protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 1,005.6 million) and by derivative assets and liabilities (R$ 4.5 million payable), resulting in a net cash position of R$ 709.4 million, 30.1 above the 1Q04. At the end of 2Q04, short-term debt represented 37.6% of total debt.

CAPEX
				Accum
	2Q04	1Q04	2Q03	2004

Network	100.4	20.4	18.7	120.8
Others	5.8	21.4	20.2	27.2
Total	106.2	41.8	38.9	148.0

% Net Revenue	18.9%	9.0%	8.0%	14.5%

Capital Expenditures

During 2Q04, R$ 106.2 million were invested in property, plant and equipment, mainly in projects for improvement and capacity expansion of the services rendered. Also significant was the investment to implement the CDMA (1xRTT) overlay, which already reaches 40% of the population in its coverage area. CAPEX represented 14.5% of the net revenue in the semester.

Corporate Restructuring

On June 30, 2004, the corporate restructuring involving Tele Centro Oeste Celular Participações S.A. and its controlled companies: Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. was completed. This restructuring will allow an advance in capitalization conditions for TCO Participações and its operators, besides an improvement in the respective companies' cash flows, as a result of the tax benefit, in the approximate amount of R$ 511 million, generated as from the premium amortization, in the next five years, owed by TCP upon TCO acquisition. The transaction will not entail any change in the share control of TCO Participações and of its operators, except for the fact that the operators became TCO's wholly-owned subsidiaries. Further information about the transaction may be accessed from our website.

Social Responsibility

VIVO launched the VIVO Institute, on July 7, 2004, thus enhancing its Social Responsibility actions in the whole country. Focusing on education and environment actions, VIVO Institute has the mission of promoting citizenship, by sharing VIVO's values and experiences with the society as a whole. Within TCO's coverage area, VIVO Institute supports social actions in conjunction with the Ayrton Senna Institute and Pastoral da Criança (Children's Pastoral Mission), in addition to developing campaigns designed to promote social welfare and population citizenship. VIVO's social investment in 2004 should reach R$ 12 million.

Prizes

VIVO was awarded, in May, the "Consumidor Moderno's Excellence in Customer Services Prize", granted by Revista Consumidor Moderno (Modern Consumer Magazine). In June, four VIVO cases were also awarded prizes, among which "VIVO ao VIVO" and VIVO Open Air were awarded the "Top of Marketing" prize from the Brazilian Association of Sales and Marketing Officers (ADVB).

Enclosed tables: Table 1: Consolidated Income Statements of TCO. Table 2 and 3: Consolidated Balance Sheets of TCO.

Contact:	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

Information available at website: http://www.vivo.com.br/ri

 This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENTS

	According to Corporate Law					Accum
	2 Q 04	1 Q 04	Δ %	2 Q 03	Δ %	jun/04	jun/03
R$ milhões
Gross revenue	740.6	619.5	19.5%	617.6	19.9%	1,360.1	1,142.5
Revenue from Services	613.4	535.3	14.6%	532.2	15.3%	1,148.7	1,008.7
Revenue from handsets	127.2	84.2	51.1%	85.4	48.9%	211.4	133.8

Deductions - Taxes and others	(179.7)	(156.9)	14.5%	(128.9)	39.4%	(336.6)	(240.7)

Net Revenue	560.9	462.6	21.2%	488.7	14.8%	1.023.5	901.8
Revenue from Services	472.6	404.4	16.9%	421.2	12.2%	877.0	796.9
Revenue from handsets	88.3	58.2	51.7%	67.5	30.8%	146.5	104.9

Operating Costs	(316.6)	(268.4)	18.0%	(291.1)	8.8%	(585.0)	(542.0)
Personnel	(33.0)	(33.6)	-1.8%	(26.1)	26.4%	(66.6)	(48.8)
Services Cost	(47.6)	(45.5)	4.6%	(89.9)	-47.1%	(93.1)	(178.3)
Handsets Cost	(127.1)	(91.8)	38.5%	(93.8)	35.5%	(218.9)	(154.5)
Selling expenses	(82.8)	(87.3)	-5.2%	(59.7)	38.7%	(170.1)	(111.8)
General & administrative expenses	(18.0)	(15.4)	16.9%	(24.6)	-26.8%	(33.4)	(50.8)
Other operating revenue (expenses)	(8.1)	5.2	-255.8%	3.0	-370.0%	-2.9	2.2

EBITDA	244.3	194.2	25.8%	197.6	23.6%	438.5	359.8
EBITDA Margin %	43.6%	42.0%	1.6 p.p.	40.4%	3.2 p.p.	42.8%	39.9%

Depreciation and Amortization	(49.2)	(51.8)	-5.0%	-49.3	-0.2%	(101.0)	(96.3)

EBIT	195.1	142.4	37.0%	148.3	31.6%	337.5	263.5

Net Financial Income	14.2	14.3	-0.7%	39.3	-63.9%	28.5	66.6
Non-operating revenue/expenses	(0.1)	(2.2)	-95.5%	0.6	-116.7%	(2.3)	1.1
Taxes	(70.8)	(53.2)	33.1%	(66.2)	6.9%	(124.0)	-115.2
Minority interest	(1.5)	(1.7)	-11.8%	(2.1)	-28.6%	-3.2	-3.9

Net Profit	136.9	99.6	37.4%	119.9	14.2%	236.5	212.1

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million
	jun-30/04	mar-31/04
ASSETS
Current Assets	1,865.4	1,632.1
Cash and cash equivalents	1,005.6	914.2
Net accounts receivable	422.8	454.9
Inventory	131.7	79.3
Deferred and recoverable taxes	240.1	155.8
Derivatives transactions	0.3	0.0
Other current assets	64.9	27.9

Long Term Assets	504.4	88.6
Derivatives transactions	0.6	0.0
Deferred and recoverable taxes	467.3	56.6
Other long term assets	36.5	32.0

Permanent Assets	971.1	912.5
Investment	3.8	4.2
Plant, property and equipment	942.7	882.5
Deferred assets	24.6	25.8

Total Assets	3,340.9	2,633.2

LIABILITIES

Current Liabilities	732.7	647.1
Suppliers and Consignment	350.0	240.5
Taxes, fees and contributions	95.9	90.7
Interest on own capital	132.4	135.1
Loans and financing	109.6	138.8
Contingencies provision	2.4	0.0
Derivatives transactions	3.4	11.0
Other current liabilities	39.0	31.0

Long Term Liabilities	305.1	334.8
Loans and financing	182.1	212.7
Contingencies provision	117.6	112.1
Derivatives transactions	2.0	6.6
Other long term liabilities	3.4	3.4

Minority Interest	0.0	26.7

Shareholders' Equity	2,303.0	1,624.5

Capital Expenditures	0.1	0.1

Total Liabilities	3,340.9	2,633.2

GLOSSARY

Financial Terms:

EBIT - Operating result before interest and taxes.

EBITDA - Operating result before interest, taxes, depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Revenue.

CAPEX - Capital Expenditure

Operating Cash Flow = Accrued EBITDA - Accrued CAPEX.

Subsidy = (net revenue from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity (Shareholders' Equity)

Net debt/ (Net debt + NE) - Index which measures the Company's financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

CDMA - (Code Division Multiple Access) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

SMS - Short Message Service - Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Churn rate - Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net revenue from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.